

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 26, 2016

<u>Via E-mail</u>
Matthew L. Trerotola
President and Chief Executive Officer
Colfax Corporation
420 National Business Parkway, 5th Floor
Annapolis Junction, MD 20701

    Re: Colfax Corporation
             Form 10-K for Fiscal Year Ended December 31, 2015
             Filed February 16, 2016
             File No. 001-34045

Dear Mr. Trerotola:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Amanda Ravitz

                              Amanda Ravitz
                              Assistant Director
                              Office of Electronics and Machinery

cc: Ronald O. Mueller
        Gibson, Dunn & Crutcher LLP